FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    January 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

January 17, 2008	By: Cecil Bond Cecil Bond Chief Financial Officer

2

For Immediate Release: NR 08-01

EXETER DISCOVERS BONANZA GOLD-SILVER GRADES ON CERRO MORO EXTENSION

Vancouver, B. C., January 15, 2008 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) reports that diamond drilling at its Cerro Moro project in Santa Cruz Province, Argentina, has intersected bonanza gold and silver grades indicating an extension to the mineralized vein zone. The new drill holes, which are centred 500 metres (1,640 feet) northwest, and on strike of the previously defined Escondida zone, potentially extend the total mineralized zone to 1,500 metres (4,920 feet).

Significant results from two new diamond drill holes, MD216 and MD218, include:

•

7.53 metres (“m”) (24.7 feet) at 33.2 grams/tonne (“g/t”) gold (0.96 oz/ton) and 2,219 g/t silver (54.94 oz/ton), a gold equivalent grade* of 70.21 g/t (2.05 oz/ton), from a down hole depth of 94.0 m (308.3 feet), including

2.76 m (9.05 feet) at 86.7 g/t gold (2.5 oz/ton) and 5,915 g/t silver (145.84 oz/ton), a gold equivalent grade* of 185.3 g/t (5.40 oz/ton), from a down hole depth of 97.87 m (321.0 feet) in hole MD216; and

•	3.42 m (11.2 feet) at 53.3 g/t gold (1.55 oz/ton) and 3,403 g/t silver (98.7 oz/ton), a gold equivalent grade* of 110.1 g/t (3.21 oz/ton), from a down hole depth of 152.4 m (500.0 feet) in hole MD218.

These holes were drilled below discovery drill hole MRC175, a reverse circulation percussion hole for which significant gold assay results were announced on November 26, 2007. Significant silver assays recently received, increased the gold equivalent grade by 44 percent, include:

•	6.0 m (19.7 feet) at 11.5 g/t gold (0.34 oz/ton) and 311 g/t silver (9.06 oz/ton), a gold equivalent grade* of 16.6 g/t gold (0.49 oz/ton) from a down hole depth of 68.0 m (223.1 feet), including

•	2.0 m (6.6 feet) at 31.1 g/t gold (0.91 oz/ton) and 746 g/t silver (21.76 oz/ton), a gold equivalent grade* of 43.5 g/t gold (1.27 oz/ton), from a down hole depth of 71.0 m (233.0 feet).

Diamond holes MD216 and MD218 are located on the same section line as MRC175, at vertical depths of approximately 70 m and 110 m respectively. A shallow drill hole, MD206, that tested the vein above (nearer surface) MRC175, intersected lower grades, including 2.8 m (9.2 feet) at 2.4 g/t gold (0.07 oz/ton) and 193 g/t silver (5.6 oz/ton), a gold equivalent grade* of 5.6 g/t (0.16 oz/ton) from a down hole depth of 38.45 m (111.5 feet).

Exeter’s Chairman, Yale Simpson commented: “The discovery of bonanza gold and silver grades on the strike extension of the known Escondida mineralization demonstrates the remarkable potential of the Cerro Moro veins. Again, the grade of mineralization is high, greatly enhanced by the silver content, and very importantly the widths of high grade mineralization are greater than in the zones previously drilled.

“The new discovery is concealed by thirty to forty metres of gravel and low grade mineralization, indicating that the mineralized body has not been eroded. Visual results, from exploratory drill holes along strike, indicate that the new high grade zone has a possible minimum strike length of 240 metres, with the zone remaining untested for some 400 metres to the southeast, before the previously announced western part of the Escondida zone is reached.

“Assays currently awaited are from a hole drilled beneath MD218, and two step-out drill holes 80 metres to the northwest. In addition, assays from two holes drilled to the southeast (along strike) are expected very shortly.

“Drilling to extend the Escondida vein system is continuing using one of the three rigs currently on the property.”

Additional results from new diamond holes drilled on the western end of the main Escondida vein (located 400 m southeast of drill holes MD216 and MD218) include:

•	1.6 m (5.3 feet) at 6.5 g/t gold (0.19 oz/ton) and 620 g/t silver (18.08 oz/ton), a gold equivalent grade* of 16.9 g/t (0.49 oz/ton) from a down hole depth of 41.0 m (134.5 feet), including

•

0.4 m (1.3 feet) at 21.1 g/t gold (0.62 oz/ton) and 2,060 g/t silver (60.08 oz/ton), a gold equivalent grade* of 55.4 g/t (1.61 oz/ton), from a down hole depth of 42.2 m (138.5 feet) in hole MD149; and

•	OH 2.4 m (7.87 feet) at 6.1 g/t gold (0.21 oz/ton) and 230 g/t silver (6.71 oz/ton), a gold equivalent grade* of 11.0 g/t (0.32 oz/ton), from a down hole depth of 34.9 m (114.5 feet) in hole MD169.

*

Note: Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery. Troy oz/ short ton calculated at grams per metric tonne divided by 34.2857 and rounded to 2 decimal places.

To enlarge the above map, please click on it.

Detailed Drilling Results:

New results for the Escondida Northwest Extension are included in the table below.

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent
						g/t*	oz/ton
Escondida Northwest Drilling
MRC175	68.00	74.00	6.00	11.5	311	16.65	0.49
including	71.00	73.00	2.00	31.1	746	43.54	1.27
MD206	18.66	19.45	0.79	2.7	348	8.47	0.25
MD206	38.85	41.25	2.40	2.7	166	5.48	0.16
MD216	94.00	101.53	7.53	33.2	2,219	70.21	2.05
including	97.87	100.63	2.76	86.7	5,915	185.30	5.40
which includes	98.48	99.10	0.62	234.0	13,945	466.41	13.53
MD218	138.00	144.00	6.00	0.6	37	1.26	0.04
MD218	152.40	155.82	3.42	53.3	3,403	110.07	3.21
including	152.40	153.51	1.11	86.9	4,608	163.71	4.75
and	154.57	155.34	0.77	106.0	7,800	236.00	6.84

New results are also available for several holes on the Escondida structure (southeast of the new discovery) and are included in the table below.

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent
						g/t*	oz/ton
MD145	50.43	50.75	0.32	3.6	228	7.38	0.21
MD148	130.63	134.00	3.37	2.1	14	2.32	0.07
MD148	140.00	141.00	1.00	0.8	95	2.40	0.07
MD149	41.00	42.55	1.55	6.5	620	16.86	0.49
including	42.15	42.55	0.40	21.1	2,060	55.43	1.61
MD151	98.40	99.20	0.80	11.6	26	12.05	0.35
MD152	99.40	100.17	0.77	9.4	92	10.88	0.32
MD169	34.85	37.25	2.40	6.1	230	11.03	0.32
including	35.70	37.25	1.55	8.6	295	13.56	0.39
MD171	17.00	18.00	1.00	0.6	170	3.39	0.10

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. Reverse circulation drill samples are collected using a cyclone in one metre intervals; most samples are then composited into three metre samples. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by ALS Chemex. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses.

Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Glen Van Kerkvoort, Exeter’s Chief Geologist and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

The Cerro Moro Gold-Silver Project (100% owned by Exeter) in Santa Cruz Province, Argentina is generating high grade to ‘bonanza grade’ drilling results from an extensive epithermal vein system, located 130 kilometres (80 miles) east of the Cerro Vanguardia gold mine. Drilling will continue through 2008 using as a minimum three drill rigs. Our focus is to establish a high grade gold-silver resource amenable to open pit mining.

In Chile, the Company has started a major drilling program on its Caspiche gold porphyry project, located between the Refugio mine (Kinross Mining Corp) and the giant Cerro Casale gold project (Barrick Gold Corp and Kinross Mining Corp).

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company has filed suit in the Mendoza Courts to challenge the constitutionality of new legislation, which has the effect of banning conventional mining in the province. The Company will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

In 2008, Exeter will drill other gold-silver targets in prospective regions of Patagonian Argentina and Chile. The Company gained a broad foothold in the region through separate strategic alliances with Cerro Vanguardia S.A. (an AngloGold Ashanti subsidiary), and Rio Tinto Mining and Exploration Chile.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the timing of its drilling programs on its projects and results from mineral samples from its Cerro Moro project. These statements reflect the Company’s current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

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